EXHIBIT 99.2

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 3, 2011	No. 11-13

Avalon Rare Metals Inc. Announces Closing of Public
Offering of Common Shares and Partial Exercise of
Over-Allotment

Toronto, ON –  August 3, 2011 –  Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) announced today the closing of its previously announced public offering of 7,692,900 common shares, which includes 592,900 common shares issued pursuant to the partial exercise of the underwriters’ option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments. The common shares were offered at a price to the public of US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada and Cdn$5.81 per share with respect to shares initially offered in Canada.

The gross proceeds of the offering, before expenses, were US$47,311,335 (Cdn$44,695,749). The Company intends to use the proceeds of the offering for the completion of a bankable feasibility study on the Thor Lake Rare Metals Project, working capital and general corporate purposes.

The common shares issued pursuant to the offering have been conditionally approved for listing by the Toronto Stock Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus supplement and accompanying prospectus may be obtained at the SEC's website at www.sec.gov and on SEDAR at www.sedar.com.  A copy of the final prospectus supplement and accompanying prospectus relating to these securities may also be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: 800-831-9146 or e-mail: batprospectusdept@citi.com) and from Dahlman Rose & Company, LLC, Attn: Prospectus Department, 1301 Avenue of the Americas, 44th Floor, New York, NY 10019 (Tel: 212-920-4521, email: prospectus@drco.com or fax: 646-304-8824).

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   94,869,715. Cash resources: approximately $31 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefore and having the registration statement declared effective.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.